EXHIBIT 12.1

Indalex Holdings Finance, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Predecessor 1					Predecessor 2	Predecessor 1	Predecessor 2		Successor
					Fiscal Year Ended		Six Months Ended		Six Months Ended
					December 31, 2005		July 3, 2005		July 2, 2006
					Period from January 1,	Period from April 1,	Period from January 1,	Period from April 1,	Period from January 1,	Period from February 2,
	Fiscal Year Ended				2005 to	2005 to	2005 to	2005 to	2006 to	2006 to
	December 30,	December 29,	December 31,	December 31,	March 31,	December 31,	March 31,	July 3,	February 1,	July 2,
	2001	2002	2003	2004	2005	2005	2005	2005	2006	2006
Earnings:
Pre-tax income (loss) from continuing operations	$(69,266)	$22,014	$22,049	$37,443	$10,372	$15,612	$10,372	$(8,471)	$2,467	$(12,831)

Fixed charges (from below)	$23,842	$12,249	$10,860	$10,918	$1,758	$5,599	$1,758	$1,896	$185	$17,747

Earnings available for fixed charges	$(45,424)	$34,263	$32,909	$48,361	$12,130	$21,211	$12,130	$(6,575)	$2,652	$4,916

Fixed charges:
Interest expense (including debt issuance costs amortized to interest expense)	$22,209	$10,400	$8,659	$8,587	$1,208	$3,901	$1,208	$1,258	$24	$17,071
Capitalized interest	$—	$—	$—	$—	$—	$—	—	—	$—	$—
Interest component of rent expense	$1,633	$1,849	$2,201	$2,331	$550	$1,698	$550	$638	$161	$676

Total fixed charges	$23,842	$12,249	$10,860	$10,918	$1,758	$5,599	$1,758	$1,896	$185	$17,747

Ratio of earnings to fixed charges	-1.9	2.8	3.0	4.4	6.9	3.8	6.9	3.5	14.3	0.3

Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental interest expense, approximately 30%, which management believes is representative of the interest component.